UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Disposal

Press release
August 12, 2015

Pearson agrees to sell 50% stake in The Economist Group

Pearson is today announcing that it has agreed to sell its 50% stake in The Economist Group for £469 million, payable in cash.

EXOR S.p.A. has agreed to purchase 27.8% of The Economist Group's Ordinary shares for consideration of £227.5 million and all of the B special shares for consideration of £59.5 million from Pearson. Pearson's remaining Ordinary shares will be repurchased by The Economist Group for a total consideration of £182 million.

The Economist Group is a leading source of analysis on international business and world affairs, delivered through a range of publications and services including: The Economist newspaper, one of the world's leading weekly business and current affairs publications with a circulation of around 1.6 million; Economist.com; the Economist Intelligence Unit; CQ Roll Call and TVC.

Pearson reports its stake in The Economist Group as an associate and includes 50% of its profit after tax in operating income. In 2014, The Economist Group contributed £21 million to Pearson's operating income and approximately 3 pence to adjusted earnings per share. At 31 December 2014, the carrying value of Pearson's investment in The Economist Group was £nil.

The transaction is subject to a number of regulatory approvals and to approval by both a 75% majority of The Economist Group shareholders and the group's independent trustees. The provisions of the City Code on Takeovers and Mergers do not apply to The Economist Newspaper Limited. The transaction is expected to close during the fourth quarter of 2015.

The proceeds will be used by Pearson for general corporate purposes and investment in its global education strategy.

John Fallon, Pearson's chief executive, said:

"Pearson is proud to have been a part of the Economist's success over the past 58 years, and our shareholders have benefited greatly from its growth. We have enjoyed supporting the company as it has built a global business, sustaining the excellence of its journalism and ensuring it is read more widely. We wish all our colleagues at The Economist every future success.

Pearson is now 100% focused on our global education strategy. The world of education is changing rapidly and we see great opportunity to grow our business through increasing access to high quality learning globally."

Citi and Evercore acted as financial advisers to Pearson on this transaction.

Notes to editors

About Pearson
Pearson is the world's leading learning company, with 40,000 employees in more than 80 countries working to help people of all ages to make measurable progress in their lives through learning. For more information about Pearson, visit http://www.pearson.com.

For more information:

Pearson
Simon Mays-Smith / Tom Waldron / Brendan O'Grady +44 (0) 20 7010 2310.

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  12 August 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary